UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): February 15, 2018

PSI INTERNATIONAL, INC.

(Exact name of issuer as specified in its charter)

Virginia

(State or other jurisdiction of incorporation)

04-2608935

(I.R.S. Employer Identification No.)

11200 Waples Mill Road, Suite 200

Fairfax, VA 22030

(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (703) 621-5823

Title of each class of securities issued pursuant to Regulation A: Common stock, no par value

Item 4	Changes in Issuer’s Certifying Accountant

(a) On February 15, 2018, PSI International, Inc., a Virginia corporation (the “Company”) notified BDO USA, LLP (“BDO”) that the Company was dismissing BDO as its independent registered public accounting firm, effective February 15, 2018. The Company’s Audit Committee of the Board of Directors approved the dismissal of BDO as the Company’s independent registered public accounting firm.

BDO’s report on the Company’s balance sheets as of December 31, 2016 and 2015 and the related statements of income, stockholder’s equity, and cash flows for each of the years then ended did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

During the last two fiscal years ended December 31, 2016 and the subsequent interim period preceding the date of dismissal, there were no disagreements between the Company and BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO, would have caused BDO to make reference to the subject matter of the disagreements in connection with its report on the Company’s financial statements for such periods.

During the two fiscal years ended December 31, 2016 and the subsequent interim period preceding the date of dismissal, there were no “reportable events”, as defined in Regulation S-K Item 304(a)(1)(v).

The Company has provided BDO with a copy of the above disclosures and requested that BDO furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the foregoing statements and, if not, stating the respects in which it does not agree. A copy of BDO’s letter, dated April 18, 2018, is attached as Exhibit 16 to this Current Report on Form 1-U.

(b) On March 5, 2018, the Company’s engaged Baker Tilly Virchow Krause, LLP (“Baker Tilly”) as its principal accountant to audit the Company’s financial statements and review the Company’s unaudited interim financial reports. During the Company’s two most recent fiscal years or subsequent interim period until the date of engagement, the Company has not consulted Baker Tilly regarding the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, nor did the entity of Baker Tilly provide advice to the Company, either written or oral, that was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue. Further, during the Company’s two most recent fiscal years or subsequent interim period, the Company has not consulted the entity of Baker Tilly on any matter that was the subject of a disagreement or a reportable event.

Item 9.	Other Event

On March 12, 2018, the Company filed a Form 8-K on EDGAR disclosing in Item 4.01 thereof the identical information as the disclosures set forth in Item 4 above regarding the change of its independent registered public accounting firm. The Company filed such Form 8-K based on an erroneous advice that the registration of the Company’s common stock pursuant to a Form 8-A12B filed on January 18, 2018 had become effective, but in fact such Form 8-A12B had not become effective. Accordingly, the Company did not become a reporting issuer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and thus was not required to file any periodic report under the Exchange Act, including the Form 8-K filed on March 12, 2018 and the Form 10-Q filed on March 13, 2018. Instead, because the Company was subject to the Tier 2 reporting requirements under Regulation A of the Securities Act of 1933, as amended, on May 4, 2018, the Company filed a Form 1-U to disclose the same information as those set forth in Item 4.01 of the previously filed Form 8-K. In addition, the Company notes that it has a listing application pending with NASDAQ Stock Market LLC (“NASDAQ”) and is discussing the conditions and timing of final approval of such application. Once the NASDAQ listing application is approved, the Company will file a new Form 8-A12B to register its common stock under the Exchange Act.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PSI International, Inc.

/s/ Richard K. Seol
Name:	Richard K. Seol
Title:	President